LEAD INVESTOR



Ted Kelley Certified Business Advisor

I've known Traq365 co-founder Adam Rubenstein for 10 years. A Wharton School of Business graduate with 25 years of successful sales and sales management experience, he has proven vision to anticipate market trends, ingenuity to craft solutions, and perseverance to create a functioning vital company. As a business owner and professional business broker, I know the qualities necessary to be successful in this field, and Adam has them. Adam is an entrepreneur who has previously developed and sold several groundbreaking companies, each time demonstrating strong returns for his investors. Traq365 will revolutionize the sales process by utilizing the power of artificial intelligence. It will accurately identify hidden clues concerning buyer motivation and organize them into a useful format. The market potential is vast - Traq365 leverages the infrastructure and scale of existing CRM platforms. I truly believe in Adam. I am absolutely certain my initial investment is very well placed with Traq365!

Invested $25,000 this round